Exhibit 99.1

SCAILEX CORPORATION LTD (“Scailex”)

28th March 2007

The Securities Authority	Tel Aviv Stock Exchange Ltd
22 Kanfei Nesharim Street	54 Ahad Ha'am Street
Jerusalem 95464	Tel Aviv 65202
(Through the Magna)	(Through the Magna)

Dear Sirs,

Acquisition of Oil Refineries Shares

Further to Scailex’s immediate report of 27th February 2007, Scailex announces that since that date Petroleum Capital Holdings Ltd (hereinafter: “PCH”), a company under the control of Scailex (80.1%) has purchased, in the aggregate, 29,655,773 additional ordinary shares of NIS 1 n.v. of Oil Refineries Ltd (hereinafter: “Oil Refineries”) on the Tel Aviv Stock Exchange. In consideration for those shares PCH paid a total of approx. NIS 85 million. At the same time, to the best of Scailex’s knowledge, the Israel Corporation Ltd (hereinafter: “the Israel Corporation”) made additional purchases in coordination with Scailex, so that 45% of all shares acquired by PCH and the Israel Corporation have been acquired by PCH, and the remainder were acquired by the Israel Corporation.

Following the purchases, the joint holding of PCH and the Israel Corporation has increased to 1,070,901,722 shares, constituting 53.55% of the issued share capital of Oil Refineries. Accordingly, PCH’s holdings have increased to 251,905,733 shares, constituting 12.6% of the issued share capital of Oil Refineries, and the Israel Corporation’s holdings have increased to 40.95% of the issued capital of Oil Refineries.

Scailex Corporation Ltd